

Mail Stop 3561

February 8, 2007

By U.S. Mail

Mr. Joseph M. Rigby
Chief Financial Officer
701 Ninth Street NW
Washington, DC 20068

       Re: **PEPCO Holdings, Inc.**
              Form 10-K for the year ended December 31, 2005
              Filed March 13, 2006
              File No. 1-31403

              Potomac Electric Power Company
              File No. 1-01072

              Delmarva Power & Light Company
              File No. 1-01405

              Atlantic City Electric Company
              File No. 1-03559

Dear Mr. Rigby:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Michael Moran
                      Branch Chief Accountant